UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-39164

Indonesia Energy Corporation Limited
(Translation of registrant's name into English)

Dea Tower I, 11th Floor, Suite 1103 Jl. Mega Kuningan Barat Kav. E4.3 No.1-2 Jakarta, Indonesia 12950
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendments to Executive Employment Agreements

1.        Attached to this Form 6-K as Exhibit 10.1 is a copy of the first amendment to the employment agreement (the “Ingriselli Amendment”) between Indonesia Energy Corporation Limited (the “Company”) and Frank Ingriselli, the Company’s President. The date of the Ingriselli Amendment is January 23, 2020. The Ingriselli Amendment was approved by the independent Compensation Committee of the Company’s Board of Directors. The Ingriselli Amendment amends the original employment agreement between the Company and Mr. Ingriselli, dated as of February 1, 2019 (the “Ingriselli Employment Agreement”) by (a) extending the term of Mr. Ingriselli’s employment as the President of the Company for a two year term commencing on February 1, 2020 and terminating on January 31, 2022, unless terminated earlier pursuant to the Ingriselli Employment Agreement; (b) establishing Mr. Ingriselli’s base salary at $150,000 per year; (c) providing a $75,000 cash bonus for services rendered during the year ended December 31, 2019; and (d) granting an equity incentive award for Mr. Ingriselli’s continued service as President of the Company, which award is equal to 35,000 ordinary shares of the Company to be vested as follows: 20,000 vesting on August 1, 2020 and 15,000 vesting on January 31, 2021, with a lock-up period of 180 (one hundred eighty) days from the vesting date.

The foregoing description of the Ingriselli Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Ingriselli Amendment, attached hereto as Exhibit 10.1 and is incorporated herein by reference.

2.        Attached to this Form 6-K as Exhibit 10.2 is a copy of the first amendment to the employment agreement (the “Overholtzer Amendment”) between the Company and Gregory Overholtzer, the Company’s Chief Financial Officer. The date of the Overholtzer Amendment is January 29, 2020. The Overholtzer Amendment was approved by the independent Compensation Committee of the Company’s Board of Directors. The Overholtzer Amendment amends the original employment agreement between the Company and Mr. Overholtzer, dated as of February 1, 2019 (the “Overholtzer Employment Agreement”) by (a) extending the term of Mr. Overholtzer’s employment as the Chief Financial Officer of the Company for a two year term commencing on February 1, 2020 and terminating on January 31, 2022, unless terminated earlier pursuant to the Overholtzer Employment Agreement; and (b) establishing Mr. Overholtzer’s base salary at $80,000 per year.

The foregoing description of the Overholtzer Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Overholtzer Amendment, attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Exhibit No.	Description
10.1	First Amendment to Employment Agreement, dated January 23. 2020, between the Company and Frank Ingriselli
10.2	First Amendment to Employment Agreement, dated January 29. 2020, between the Company and Gregory Overholtzer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED
(registrant)

Dated: January 29, 2020	By:	/s/ Frank C. Ingriselli
Name: Frank C. Ingriselli
Title: President

EXHIBIT INDEX

Exhibit Number	Description
10.1	First Amendment to Employment Agreement, dated January 23. 2020, between the Company and Frank Ingriselli
10.2	First Amendment to Employment Agreement, dated January 29. 2020, between the Company and Gregory Overholtzer